Management's Discussion and Analysis

Years ended December 31, 2025 and 2024

1

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the foregoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly compelling environment for precious metals, critical materials and their related equities; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although Sprott Inc. (the "Company") believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates and significant judgments". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange ("FX") risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 18, 2026; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated February 18, 2026, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at December 31, 2025, compared with December 31, 2024, and the consolidated results of operations for the three and twelve months ended December 31, 2025, compared with the three and twelve months ended December 31, 2024. The board of directors of the Company approved this MD&A on February 18, 2026. All note references in this MD&A are to the notes to the Company's December 31, 2025 audited annual consolidated financial statements ("annual financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The annual financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the annual financial statements. While the Company's primary transactional currency and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars; however, the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three and twelve months ended December 31, 2024.

2

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures, please see page 6 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.
Net inflows
Net inflows result in changes to AUM, and as such, have a direct impact on the revenues and earnings of the Company. They are described individually below:
Trust unit issuances and exchange traded funds ("ETF") unit ‘creations’
The primary way in which inflows arise in our exchange listed products segment is through: (1) units of our physical trusts being issued through at-the-market (“ATM”) transactions and, secondary public and private offerings; and (2) new 'creations' of ETF units.
Net sales
Fund sales (net of redemptions) are the primary manner in which inflows arise in our managed equities segment.
Net capital calls
Capital calls, net of capital distributions ("net capital calls") are the primary manner in which inflows arise in our private strategies segment.
Other net inflows
Other net inflows arise from: (1) fund acquisitions; (2) new fund launches; (3) fund closures; and (4) committed capital to private fund strategy earning a commitment fee.
Net fees
Net fees are calculated as: (1) total management fees net of fund expenses and recoveries and direct payouts; and (2) carried interest and performance fees, net of their related payouts. Net fees is a key revenue indicator as it represents revenue contributions after directly associated costs in managing our AUM.
Net commissions
Net commissions are calculated as total commissions, net of commission expenses. Net commissions primarily arise from the purchase and sale of critical materials in our exchange listed products segment.
Net revenues
Net revenues are calculated as the total of: (1) net fees, excluding carried interest and performance fees, net of their related payouts; (2) net commissions; (3) finance income; and (4) co-investment income.
Net compensation & net compensation ratio
Net compensation is calculated as total compensation expense before: (1) commission expenses paid to employees; (2) direct payouts to employees; (3) carried interest and performance fee payouts to employees; (4) severance and new hire accruals; and (5) impact of market value fluctuations and graded vesting amortization on cash-settled equity plans. Net compensation ratio is calculated as net compensation divided by net revenues.
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.
Liquid co-investments
Liquid co-investments are the Company's co-investments that can be monetized in less than 90 days.

3

EBITDA, adjusted EBITDA and adjusted EBITDA margin
Effective in the first quarter of the year, we changed the name of one of our key non-IFRS measures: “adjusted base EBITDA” to “adjusted EBITDA”. The change was made to simplify wording and there was no impact to the underlying calculation.
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA further adjusts for items noted in the below reconciliation table. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net revenues.
EBITDA, adjusted EBITDA and adjusted EBITDA margin are measures commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted EBITDA margin is a key indicator of the Company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.
Neither EBITDA, adjusted EBITDA, or adjusted EBITDA margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, adjusted EBITDA and adjusted EBITDA margin measures are determined:

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Net income for the period	28,728	11,680	67,345	49,294
Net income margin (1)	26%	27%	24%	28%
Adjustments:
Interest expense	395	613	1,222	3,091
Provision for income taxes	9,750	4,813	23,013	19,712
Depreciation and amortization	652	600	2,477	2,221
EBITDA	39,525	17,706	94,057	74,318
Adjustments:
(Gain) loss on investments (2)	(4,195)	3,889	(15,444)	10
Stock-based compensation (3)	28,234	4,988	75,451	18,817
Foreign exchange (gain) loss	1,080	(2,706)	4,231	(1,388)
Severance, new hire accruals and other	125	166	320	224
Revaluation of contingent consideration	—	—	—	(580)
Carried interest and performance fees	(38,104)	(2,511)	(54,668)	(7,319)
Carried interest and performance fee payouts (4)	15,465	830	17,453	1,081
Adjusted EBITDA (5)	42,130	22,362	121,400	85,163
Adjusted EBITDA margin (6)	68%	59%	64%	58%
(1) Calculated as IFRS net income divided by IFRS total revenue.
(2) This adjustment removes the income effects of gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our adjusted EBITDA metric are met.
(3) The increase in the quarter and on a full-year basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 18% in the quarter and 132% on a full-year basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.
(4) Includes both internal and external carried interest and performance fee payouts.
(5) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
(6) Prior period adjusted EBITDA margin excludes adjusted EBITDA from non-reportable segments of ($372) for the three months ended December 31, 2024 and ($1,466) for the year ended December 31, 2024.

4

Business developments
In the third quarter of the year, the Company launched the Sprott Active Metal & Miners ETF ("METL"), an active ETF leveraging Sprott’s specialized metals and mining leadership to invest in companies across the industry lifecycle. AUM as of December 31, 2025 for this product stood at $45 million.

In the second quarter of the year, the Sprott Physical Uranium Trust ("SPUT") closed a $200 million bought deal financing and a $25.6 million non-brokered private placement.

In the first quarter of the year, the Company launched two new precious metals ETFs, the Sprott Silver Miners & Physical Silver ETF (“SLVR”) and the Sprott Active Gold & Silver Miners ETF (“GBUG”). AUM as of December 31, 2025 for these products stood at $655 million and $153 million, respectively.

Subsequent to year-end, as at February 13, 2026, AUM was $70.1 billion, up 18% from $59.6 billion as at December 31, 2025.
Our performance subsequent to year-end was the result of $7.7 billion of market value appreciation and $2.8 billion in net inflows, primarily in our exchange listed products.

5

Results of operations
Summary financial information

(In thousands $)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Management fees	63,818	50,710	44,446	39,989	41,441	38,968	38,325	36,603
Fund expense recoveries	(469)	(386)	(327)	(279)	(280)	(275)	(260)	(231)
Fund expenses	(3,304)	(2,778)	(2,699)	(2,464)	(2,708)	(2,385)	(2,657)	(2,234)
Direct payouts	(2,247)	(1,871)	(1,709)	(1,602)	(1,561)	(1,483)	(1,408)	(1,461)
Carried interest and performance fees	38,104	1,757	14,807	—	2,511	4,110	698	—
Carried interest and performance fee payouts	(15,465)	(690)	(1,298)	—	(830)	—	(251)	—
Net fees	80,437	46,742	53,220	35,644	38,573	38,935	34,447	32,677
Commissions	2,655	3,816	1,725	286	819	498	3,332	1,047
Commission expense - internal	(275)	(329)	(180)	(52)	(146)	(147)	(380)	(217)
Commission expense - external	(1,143)	(1,801)	(779)	(47)	(290)	(103)	(1,443)	(312)
Net commissions	1,237	1,686	766	187	383	248	1,509	518
Finance income	2,464	1,583	1,213	1,402	1,441	1,574	4,084	1,810
Co-investment income	198	234	280	151	296	418	416	274
Less: Carried interest and performance fees (net of payouts)	(22,639)	(1,067)	(13,509)	—	(1,681)	(4,110)	(447)	—
Total net revenues (1)	61,697	49,178	41,970	37,384	39,012	37,065	40,009	35,279
Add: Carried interest and performance fees (net of payouts)	22,639	1,067	13,509	—	1,681	4,110	447	—
Gain (loss) on investments	4,195	7,012	2,703	1,534	(3,889)	937	1,133	1,809
Fund expenses (2)	4,447	4,579	3,478	2,511	2,998	2,488	4,100	2,546
Direct payouts (3)	17,987	2,890	3,187	1,654	2,537	1,630	2,039	1,678
Fund expense recoveries	469	386	327	279	280	275	260	231
Total revenues (4)	111,434	65,112	65,174	43,362	42,619	46,505	47,988	41,543
Compensation	61,329	38,550	33,825	19,597	19,672	18,547	19,225	17,955
Direct payouts (3)	(17,987)	(2,890)	(3,187)	(1,654)	(2,537)	(1,630)	(2,039)	(1,678)
Severance, new hire accruals and other	(125)	(111)	(32)	(52)	(166)	(58)	—	—
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (5)	(22,351)	(16,598)	(12,758)	(412)	71	(114)	(252)	(155)
Net compensation	20,866	18,951	17,848	17,479	17,040	16,745	16,934	16,122
Net compensation ratio	34%	39%	43%	47%	44%	46%	44%	47%
Fund expenses (2)	4,447	4,579	3,478	2,511	2,998	2,488	4,100	2,546
Direct payouts (3)	17,987	2,890	3,187	1,654	2,537	1,630	2,039	1,678
Severance, new hire accruals and other	125	111	32	52	166	58	—	—
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (5)	22,351	16,598	12,758	412	(71)	114	252	155
Selling, general, and administrative ("SG&A")	5,053	4,473	4,825	4,127	4,949	4,612	5,040	4,173
Interest expense	395	261	286	280	613	933	715	830
Depreciation and amortization	652	647	637	541	600	502	568	551
Foreign exchange (gain) loss	1,080	(666)	3,263	554	(2,706)	1,028	122	168
Other (income) and expenses	—	—	—	—	—	—	(580)	—
Total expenses	72,956	47,844	46,314	27,610	26,126	28,110	29,190	26,223
Net income (6)	28,728	13,159	13,501	11,957	11,680	12,697	13,360	11,557
Net income per share (7)	1.11	0.51	0.52	0.46	0.46	0.50	0.53	0.45
Adjusted EBITDA (8)	42,130	31,916	25,453	21,901	22,362	20,675	22,375	19,751
Adjusted EBITDA per share	1.63	1.24	0.99	0.85	0.88	0.81	0.88	0.78
Total assets (9)	525,779	466,169	439,429	386,131	388,798	412,477	406,265	389,784
Total liabilities (10)	158,534	121,441	93,955	59,986	65,150	82,198	90,442	82,365
Total AUM	59,605,519	49,088,162	40,040,822	35,076,761	31,535,062	33,439,221	31,053,136	29,369,191
Average AUM	53,216,229	42,346,242	37,580,867	33,265,327	33,401,157	31,788,412	31,378,343	29,035,667
(1) Prior period net revenues include the following revenues from non-reportable segments: Q4 2024 - $406; Q3 2024 - $497; Q2 2024 - $650; and Q1 2024 - $465.
(2) Includes fund expenses and commission expense - external. Together, these amounts are included in "Fund expenses" on the income statement.
(3) Includes direct payouts, internal carried interest and performance fee payouts and commission payouts - internal. Together, these amounts are included in "Compensation" on the income statement.
(4) Total revenues for the year ended December 31, 2025 were $285,082 (December 31, 2024- $178,655; December 31, 2023- $151,367).
(5) The increase in the quarter and on a full-year basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 18% in the quarter and 132% on a full-year basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.
(6) Net income for the year ended December 31, 2025 was $67,345 (December 31, 2024 - $49,294; December 31, 2023- $41,799).
(7) Basic and diluted net income per share for the year ended December 31, 2025 was $2.61 and $2.61, respectively (December 31, 2024 - $1.94 and $1.91, respectively; December 31, 2023 - $1.66 and $1.60, respectively).
(8) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
(9) Total assets as at December 31, 2025 were $525,779 (December 31, 2024 - $388,798; December 31, 2023- $378,835).
(10) Total liabilities as at December 31, 2025 were $158,534 (December 31, 2024 - $65,150; December 31, 2023 - $73,130).

6

AUM summary
AUM was $59.6 billion as at December 31, 2025, up 21% from $49.1 billion as at September 30, 2025 and up 89% from $31.5 billion as at December 31, 2024. On a three and twelve months ended basis, we benefited from market value appreciation across a majority of our fund products and positive net inflows to our exchange listed products. Subsequent to year-end, as at February 13, 2026, AUM was $70.1 billion, up 18% from $59.6 billion as at December 31, 2025. Our performance subsequent to year-end was the result of $7.7 billion of market value appreciation and $2.8 billion in net inflows, primarily in our exchange listed products.

3 months results

(In millions $)	AUM Sep. 30, 2025	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Dec. 31, 2025	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	14,112	191	1,673	—	15,976	0.35%
- Physical Silver Trust	9,338	661	5,110	—	15,109	0.45%
- Physical Gold and Silver Trust	7,309	(113)	1,869	—	9,065	0.40%
- Precious Metals ETFs	1,216	222	216	—	1,654	0.35%
- Physical Platinum & Palladium Trust	485	124	164	—	773	0.50%
	32,460	1,085	9,032	—	42,577	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	6,015	201	(58)	—	6,158	0.31%
- Critical Materials ETFs	3,200	101	(351)	—	2,950	0.51%
- Physical Copper Trust	104	5	22	—	131	0.33%
	9,319	307	(387)	—	9,239	0.37%

Total exchange listed products	41,779	1,392	8,645	—	51,816	0.39%

Managed equities (3)	5,171	(108)	906	(313)	5,656	0.82%

Private strategies	2,138	(1)	(3)	—	2,134	0.85%

Total AUM (4)	49,088	1,283	9,548	(313)	59,606	0.46%

12 months results

(In millions $)	AUM Dec. 31, 2024	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Dec. 31, 2025	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	8,608	1,429	5,939	—	15,976	0.35%
- Physical Silver Trust	5,227	1,410	8,472	—	15,109	0.45%
- Physical Gold and Silver Trust	5,013	(301)	4,353	—	9,065	0.40%
- Precious Metals ETFs	354	531	767	2	1,654	0.35%
- Physical Platinum & Palladium Trust	168	318	287	—	773	0.50%
	19,370	3,387	19,818	2	42,577	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	4,862	763	533	—	6,158	0.31%
- Critical Materials ETFs	2,020	85	845	—	2,950	0.51%
- Physical Copper Trust	90	4	37	—	131	0.33%
	6,972	852	1,415	—	9,239	0.37%

Total exchange listed products	26,342	4,239	21,233	2	51,816	0.39%

Managed equities (3)	2,873	(99)	3,268	(386)	5,656	0.82%

Private strategies	2,320	(191)	5	—	2,134	0.85%

Total AUM (4)	31,535	3,949	24,506	(384)	59,606	0.46%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of primarily precious metal strategies (54%), high net worth managed accounts (41%) and U.S. value strategies (5%).
(4) No performance fees are earned on exchange listed products. Certain managed equities products earn either performance fees based on returns above relevant benchmarks or earn carried interest calculated as a predetermined net profit over a preferred return. Private strategies LPs primarily earn carried interest calculated as a predetermined net profit over a preferred return.

7

Key revenue lines
Management, carried interest and performance fees
Management fees were $63.8 million for the quarter, up $22.4 million or 54% from $41.4 million for the quarter ended December 31, 2024 and $199 million on a full-year basis, up $43.6 million or 28% from $155.3 million for the year ended December 31, 2024. Carried interest and performance fees were $38.1 million in the quarter, up $35.6 million from $2.5 million for the quarter ended December 31, 2024 and $54.7 million on a full-year basis, up $47.3 million from $7.3 million for the year ended December 31, 2024. Net fees were $80.4 million for the quarter, up $41.9 million from $38.6 million for the quarter ended December 31, 2024 and $216 million on a full-year basis, up $71.4 million or 49% from $144.6 million for the year ended December 31, 2024. Our revenue performance in the quarter and on a full-year basis was due to a combination of higher average AUM on market value appreciation and inflows to our precious metals physical trusts and ETFs, the generation of performance fees in our managed equities and private strategies segments, and carried interest earned in a legacy fixed-term exploration LP within our managed equities segment.
Commission revenues
Commission revenues were $2.7 million for the quarter, up $1.8 million from $0.8 million for the quarter ended December 31, 2024 and $8.5 million on a full-year basis, up $2.8 million or 49% from $5.7 million for the year ended December 31, 2024. Net commissions were $1.2 million for the quarter, up $0.9 million from $0.4 million for the quarter ended December 31, 2024 and $3.9 million on a full-year basis, up $1.2 million or 46% from $2.7 million for the year ended December 31, 2024. Commission revenue increased in the quarter and on a full-year basis due to higher ATM activity in our physical uranium trust.
Finance income
Finance income was $2.5 million for the quarter, up $1 million or 71% from $1.4 million for the quarter ended December 31, 2024 and $6.7 million on a full-year basis, down $2.2 million or 25% from $8.9 million for the year ended December 31, 2024. The increase in the quarter was due to higher income generated in our co-investments in our private strategies segment, while the decrease on a full-year basis was due to last year's syndication activity in the first half of the year in the same segment.

Key expense lines
Compensation
Net compensation expense was $20.9 million for the quarter, up $3.8 million or 22% from $17 million for the quarter ended December 31, 2024 and $75.1 million on a full-year basis, up $8.3 million or 12% from $66.8 million for the year ended December 31, 2024. The increase in the quarter and on a full-year basis was primarily due to higher incentive compensation on increased net fee generation. Our net compensation ratio was 34% in the quarter (December 31, 2024 - 44%) and 40% on a full-year basis (December 31, 2024 - 45%).
Stock-based compensation expense was $28.2 million for the quarter, up $23.2 million from $5 million for the quarter ended December 31, 2024 and $75.5 million on a full-year basis, up $56.6 million from $18.8 million for the year ended December 31, 2024. The increase in the quarter and on a full-year basis was primarily due to a change in accounting requirements as we moved our employees to a new cash-settled stock-based compensation plan this year. Cash-settled stock plans require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 18% in the quarter and 132% on a full-year basis. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period. As at December 31, 2025, the total dollar amount of restricted share unit liability (net of tax) that management estimates will be paid for the year ended December 31, 2025, is 49% lower than the estimates noted above. The total number of restricted shares management estimates will vest for the year ended December 31, 2025, is 1.9% of the Company's total NYSE/TSX shares outstanding.
SG&A
SG&A expense was $5.1 million for the quarter, up $0.1 million or 2% from $4.9 million for the quarter ended December 31, 2024 and $18.5 million on a full-year basis, down $0.3 million or 2% from $18.8 million for the year ended December 31, 2024. The increase in the quarter was due to higher marketing costs, while the decrease on a full-year basis was primarily due to lower technology costs.

8

Earnings
Net income for the quarter was $28.7 million ($1.11 per share), up $17 million from $11.7 million ($0.46 per share) for the quarter ended December 31, 2024 and was $67.3 million ($2.61 per share) on a full-year basis, up $18.1 million or 37% from $49.3 million ($1.94 per share) for the year ended December 31, 2024. Our net income performance was primarily due to market value appreciation and inflows to our precious metals physical trusts and carried interest and performance fee crystallizations in our managed equities and private strategies segments. These increases were partially offset by a change in accounting requirements brought on by our new cash-settled stock plan that took effect this year. Cash-settled stock plans like the one we implemented this year require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 18% in the quarter and 132% on a full-year basis. In contrast, last year we had an equity-settled stock program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.
Adjusted EBITDA was $42.1 million ($1.63 per share) for the quarter, up $19.8 million or 88% from $22.4 million ($0.88 per share) for the quarter ended December 31, 2024 and $121.4 million ($4.71 per share) on a full-year basis, up $36.2 million or 43% from $85.2 million ($3.35 per share) for the year ended December 31, 2024. Adjusted EBITDA in the quarter and on a full-year basis benefited from higher average AUM on market value appreciation and inflows to our precious metals physical trusts and ETFs.

Additional revenues and expenses
Investment gains were $4.2 million for the quarter, up $8.1 million from investment losses of $3.9 million for the quarter ended December 31, 2024 and on a full-year basis, investment gains were $15.4 million, up $15.5 million from nominal investment losses for the year ended December 31, 2024. Investment gains in the quarter and on a full-year basis were mainly driven by market value appreciation of our co-investments.
Depreciation of property and equipment was $0.7 million for the quarter, up $0.1 million or 9% from $0.6 million for the quarter ended December 31, 2024 and $2.5 million on a full-year basis, up $0.3 million or 12% from $2.2 million for the year ended December 31, 2024. The increase was due to depreciation of leasehold improvements.
Balance sheet
Total assets were $525.8 million, up $137 million or 35% from $388.8 million as at December 31, 2024. The increase was primarily due to higher cash and receivable balances from increased earnings and cash flow generation. Total liabilities were $158.5 million, up $93.4 million from $65.2 million as at December 31, 2024. The increase was primarily due to higher stock-based compensation payable as a result of a change in accounting requirements brought on by our new cash-settled stock plan that took effect this year. Cash-settled stock plans like the one we implemented this year require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 18% in the quarter and 132% on a full-year basis. Total shareholder's equity was $367.2 million, up $43.6 million or 13% from $323.6 million as at December 31, 2024.

9

Reportable operating segments
Exchange listed products

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024

Management fees	47,821	29,115	145,455	107,928
Fund expenses	(2,373)	(2,095)	(8,310)	(7,914)
Net fees	45,448	27,020	137,145	100,014

Commissions	2,260	499	7,155	4,041
Commission expense - internal	(155)	(37)	(491)	(323)
Commission expense - external	(1,122)	(250)	(3,578)	(1,944)
Net commissions	983	212	3,086	1,774

Finance income	—	111	—	424
Co-investment income	—	—	—	29
Total net revenues	46,431	27,343	140,231	102,241
Gain (loss) on investments	2,116	(2,616)	5,217	76
Fund expenses (1)	3,495	2,345	11,888	9,858
Direct payouts (2)	155	37	491	323
Total revenues	52,197	27,109	157,827	112,498

Net compensation	6,621	4,614	22,490	17,466
Fund expenses (1)	3,495	2,345	11,888	9,858
Direct payouts (2)	155	37	491	323
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (3)	5,896	—	13,295	—
SG&A	2,021	1,800	7,463	6,736
Interest expense	93	290	185	1,348
Depreciation and amortization	34	35	139	133
Foreign exchange (gain) loss	870	(1,832)	2,956	(1,693)
Other (income) and expenses	—	—	—	(580)
Total expenses	19,185	7,289	58,907	33,591

Income before income taxes	33,012	19,820	98,920	78,907
Adjusted EBITDA (4)	39,353	21,788	116,438	81,033
Adjusted EBITDA margin	85%	80%	83%	79%

Total AUM	51,816,012	26,341,775	51,816,012	26,341,775
Average AUM	45,762,506	27,831,718	35,303,716	25,861,175
(1) Includes fund expenses and commission expense - external. Together, these amounts are included in "Fund expenses" on the income statement.
(2) Includes commission payouts - internal. This is included in "Compensation" on the income statement.
(3) The increase in the quarter and on a full-year basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 18% in the quarter and 132% on a full-year basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.
(4) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

3 and 12 months ended
Income before income taxes was $33 million for the quarter, up $13.2 million or 67% from $19.8 million for the quarter ended December 31, 2024 and was $98.9 million on a full-year basis, up $20 million or 25% from $78.9 million for the year ended December 31, 2024. Our earnings in the quarter and on a full-year basis benefited from market value appreciation and inflows to our precious metals physical trusts and ETFs, partially offset by higher stock-based compensation expense from our new cash-settled stock plan, which accelerates vesting and adds market volatility per IFRS 2 requirements. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.

Adjusted EBITDA was $39.4 million for the quarter, up $17.6 million or 81% from $21.8 million for the quarter ended December 31, 2024 and was $116.4 million on a full-year basis, up $35.4 million or 44% from $81 million for the year ended December 31, 2024. Adjusted EBITDA in the quarter and on a full-year basis benefited from market value appreciation and inflows to our precious metals physical trusts and ETFs.

10

Managed equities

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024

Management fees	11,794	7,776	36,654	29,057
Fund expense recoveries	(469)	(280)	(1,461)	(1,046)
Fund expenses	(833)	(454)	(2,574)	(1,759)
Direct payouts	(1,870)	(1,124)	(5,854)	(4,116)
Carried interest and performance fees	35,607	2,310	52,163	7,118
Carried interest and performance fee payouts	(14,607)	(752)	(16,593)	(1,003)
Net fees	29,622	7,476	62,335	28,251

Finance income	59	133	220	355
Co-investment income	—	52	—	145
Less: Carried interest and performance fees (net of payouts)	(21,000)	(1,558)	(35,570)	(6,115)
Total net revenues	8,681	6,103	26,985	22,636
Add: Carried interest and performance fees (net of payouts)	21,000	1,558	35,570	6,115
Gain (loss) on investments	2,823	(606)	10,605	2,529
Fund expenses (1)	833	454	2,574	1,759
Direct payouts (2)	16,477	1,876	22,447	5,119
Fund expense recoveries	469	280	1,461	1,046
Total revenues	50,283	9,665	99,642	39,204

Net compensation	4,591	3,396	16,050	13,647
Fund expenses (1)	833	454	2,574	1,759
Direct payouts (2)	16,477	1,876	22,447	5,119
Severance, new hire accruals and other	125	100	318	158
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (3)	2,986	—	6,806	—
SG&A	1,318	1,290	4,403	4,888
Interest expense	108	143	253	982
Depreciation and amortization	96	96	391	378
Foreign exchange (gain) loss	670	(1,421)	2,206	(1,375)
Total expenses	27,204	5,934	55,448	25,556

Income before income taxes	23,079	3,731	44,194	13,648
Adjusted EBITDA (4)	4,044	2,136	11,230	7,363
Adjusted EBITDA margin	47%	35%	42%	33%

Total AUM	5,655,902	2,872,973	5,655,902	2,872,973
Average AUM	5,307,162	3,208,676	4,109,267	3,024,080
(1) Includes fund expenses. This is included in "Fund expenses" on the income statement.
(2) Includes direct payouts and internal carried interest and performance fee payout. This is included in "Compensation" on the income statement.
(3) The increase in the quarter and on a full-year basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 18% in the quarter and 132% on a full-year basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.
(4) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
3 and 12 months ended
Income before income taxes was $23.1 million for the quarter, up $19.3 million from $3.7 million for the quarter ended December 31, 2024 and was $44.2 million on a full-year basis, up $30.5 million from $13.6 million for the year ended December 31, 2024. Our earnings in the quarter and on a full-year basis benefited from performance fee crystallization in certain funds and carried interest crystallization on the wind down of a legacy fixed-term exploration LP in this segment. These increases were partially offset by higher stock-based compensation expense from our new cash-settled stock plan, which accelerates vesting and adds market volatility per IFRS 2 requirements. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.
Adjusted EBITDA was $4 million for the quarter, up $1.9 million or 89% from $2.1 million for the quarter ended December 31, 2024 and was $11.2 million on a full-year basis, up $3.9 million or 53% from $7.4 million for the year ended December 31, 2024. Our adjusted EBITDA in the quarter and on a full-year basis benefited from higher management fees resulting from market value appreciation across the majority of our funds in this segment.

11

Private strategies

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024

Management fees	4,401	4,794	17,717	19,579
Fund expenses	(98)	(159)	(361)	(311)
Direct payouts	(377)	(437)	(1,575)	(1,797)
Carried interest and performance fees	2,497	201	2,505	201
Carried interest and performance fee payouts	(858)	(78)	(860)	(78)
Net fees	5,565	4,321	17,426	17,594

Finance income	1,718	1,084	4,397	7,685
Less: Carried interest and performance fees (net of payouts)	(1,639)	(123)	(1,645)	(123)
Total net revenues	5,644	5,282	20,178	25,156
Add: Carried interest and performance fees (net of payouts)	1,639	123	1,645	123
Gain (loss) on investments	1,530	303	2,938	359
Fund expenses (1)	98	159	361	311
Direct payouts (2)	1,235	515	2,435	1,875
Total revenues	10,146	6,382	27,557	27,824

Net compensation	2,230	2,329	8,680	10,682
Fund expenses (1)	98	159	361	311
Direct payouts (2)	1,235	515	2,435	1,875
SG&A	497	589	1,819	2,144
Interest expense	1	2	5	8
Depreciation and amortization	13	18	51	39
Foreign exchange (gain) loss	895	(2,769)	2,629	(3,466)
Total expenses	4,969	843	15,980	11,593

Income before income taxes	5,177	5,539	11,577	16,231
Adjusted EBITDA (3)	2,918	2,364	9,694	12,331
Adjusted EBITDA margin	52%	45%	48%	49%

Total AUM	2,133,605	2,320,314	2,133,605	2,320,314
Average AUM	2,146,561	2,360,763	2,193,229	2,515,967
(1) Includes fund expenses. This is included in "Fund expenses" on the income statement.
(2) Includes direct payouts and internal carried interest and performance fee payout. This is included in "Compensation" on the income statement.
(3) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

3 and 12 months ended
Income before income taxes was $5.2 million for the quarter, down $0.4 million or 7% from $5.5 million for the quarter ended December 31, 2024 and was $11.6 million on a full-year basis, down $4.7 million or 29% from $16.2 million for the year ended December 31, 2024. Our earnings in the quarter and on a full-year basis were impacted by lower management fees due to lower commitment fee earning assets, FX losses in the period and lower full-year finance income due to last year's syndication activity in the first half of the year.

Adjusted EBITDA was $2.9 million for the quarter, up $0.6 million or 23% from $2.4 million for the quarter ended December 31, 2024 and was $9.7 million on a full-year basis, down $2.6 million or 21% from $12.3 million for the year ended December 31, 2024. Our adjusted EBITDA in the quarter benefited from higher finance income generation in our co-investments, while our full-year adjusted EBITDA was impacted by lower management fees due to lower commitment fee earning assets in this segment and lower finance income due to last year's syndication activity in the first half of the year.

12

Corporate
This segment is a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024

Gain (loss) on investments	(96)	(233)	(74)	(469)
Finance income	616	27	1,722	85
Total revenues	520	(206)	1,648	(384)

Net compensation	7,278	6,330	27,149	23,398
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (1)	13,469	(71)	32,018	450
Severance, new hire accruals and other	—	66	—	66
SG&A	1,068	1,012	4,216	3,942
Interest expense	193	178	779	753
Depreciation and amortization	507	448	1,886	1,658
Foreign exchange (gain) loss	(1,610)	3,138	(3,852)	4,811
Total expenses	20,905	11,101	62,196	35,078

Income (loss) before income taxes	(20,385)	(11,307)	(60,548)	(35,462)
Adjusted EBITDA (2)	(4,215)	(3,554)	(15,717)	(14,098)
(1) The increase in the quarter and on a full-year basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 18% in the quarter and 132% on a full-year basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.
(2) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

3 and 12 months ended
•Net compensation was higher primarily due to higher incentive compensation on increased net fee generation.

•Impact of market value fluctuation and graded vest amortization on cash-settled equity plans was higher in the quarter and on a full-year basis primarily due to a change in accounting requirements as we moved our employees to a new cash-settled stock-based compensation plan this year. Cash-settled stock plans require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period; and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 18% in the quarter and 132% on a full-year basis. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.

•SG&A was flat in the quarter and higher on a full-year basis, primarily due to increased professional services costs.

13

Dividends
The following dividends were declared by the Company during the last three years:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
November 17, 2025 - Regular dividend Q3 2025	December 2, 2025	$0.40	10,315
August 18, 2025 - Regular dividend Q2 2025	September 2, 2025	$0.30	7,740
May 20, 2025 - Regular dividend Q1 2025	June 4, 2025	$0.30	7,740
March 10, 2025 - Regular dividend Q4 2024	March 25, 2025	$0.30	7,744
Dividends declared in 2025 (1)			33,539
November 18, 2024 - Regular dividend Q3 2024	December 3, 2024	$0.30	7,749
August 19, 2024 - Regular dividend Q2 2024	September 3, 2024	$0.25	6,466
May 21, 2024 - Regular dividend Q1 2024	June 5, 2024	$0.25	6,466
March 4, 2024 - Regular dividend Q4 2023	March 19, 2024	$0.25	6,466
Dividends declared in 2024			27,147
November 13, 2023 - Regular dividend Q3 2023	November 28, 2023	$0.25	6,458
August 21, 2023 - Regular dividend Q2 2023	September 5, 2023	$0.25	6,467
May 15, 2023 - Regular dividend Q1 2023	May 30, 2023	$0.25	6,482
March 6, 2023 - Regular dividend Q4 2022	March 21, 2023	$0.25	6,489
Dividends declared in 2023			25,896
(1) Subsequent to year-end, on February 18, 2026, a regular dividend of $0.40 per common share was declared for the quarter ended December 31, 2025. This dividend is payable on March 17, 2026 to shareholders of record at the close of business on March 2, 2026.

Capital stock
Total capital stock issued and outstanding was 25.8 million (December 31, 2024 - 25.8 million).
Earnings per share for the current and prior period have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $1.11 for the quarter and $2.61 on a full-year basis compared to $0.46 and $1.94 in the prior periods, respectively. Diluted earnings per share was $1.11 for the quarter and $2.61 on a full-year basis compared to $0.45 and $1.91 in the prior periods, respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the Employee Profit Sharing Plan ("EPSP") Trust and outstanding restricted stock units.
A total of 12,500 stock options are outstanding (December 31, 2024 - 12,500) pursuant to our stock option plan with 0.4 years (December 31, 2024 - 1.4 years) remaining on their contractual life, all of which are exercisable.

14

Liquidity and capital resources
As at December 31, 2025, the Company had $123.4 million (December 31, 2024 - $46.8 million) of cash and cash equivalents. In addition, the Company had $76.7 million of co-investments (December 31, 2024 - $72.8 million) of which $35.5 million (December 31, 2024 - $23.8 million) can be monetized in less than 90 days (liquid co-investments).
As at December 31, 2025, the Company had $nil (December 31, 2024 - $nil) outstanding on its credit facility, which matures on August 8, 2028. As at December 31, 2025, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.
Key terms under the current credit facility are noted below:

Structure
•5-year, $75 million revolver with "bullet maturity" on August 8, 2028
Interest rate
•SOFR + 2.36%
Covenant terms
•Minimum AUM: $11.7 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at December 31, 2025, the Company had $3 million in co-investment commitments in private strategies LPs due within one year (December 31, 2024 - $5.2 million) and $nil due after 12 months (December 31, 2024 - $1.5 million).

Contractual obligations	Carrying Amount	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating accounts payable and other accrued liabilities	12,036	12,036	—	—	—
Compensation payable	26,303	26,303	—	—	—
Stock-based compensation payable	76,234	55,015	21,219	—	—
Lease obligation	11,117	1,487	2,867	2,708	4,055
Total contractual obligations	125,690	94,841	24,086	2,708	4,055

15

Critical accounting estimates and significant judgments
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s material accounting policy information is described in Note 2 of the December 31, 2025 annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are reviewed for impairment quarterly and tested for impairment annually. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates and fund flow assumptions, which could affect the Company's future results if estimates of future performance and fair value change.

Significant judgments

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions and volatility of underlying securities in warrant valuations. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

16

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact the liquidity of the Company in instances where there is a translation from U.S. dollars to a different currency.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investment portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal, as it maintains sufficient levels of liquid assets to meet its obligations as they come due. The Company has $123.4 million (December 31, 2024 - $46.8 million) of cash and cash equivalents. In addition, the Company has $76.7 million of co-investments (December 31, 2024 - $72.8 million) of which $35.5 million (December 31, 2024 - $23.8 million) can be monetized in less than 90 days (liquid co-investments). The Company also has access to a credit facility of $75 million with a major Canadian schedule I chartered bank.
The Company's exposure to liquidity risk as it relates to its co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

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Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are generally short-term in nature and due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due and ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include, but are not limited to: drawing on the line of credit; slowing its co-investment activities; liquidating investments; and adjusting or otherwise temporarily suspending Annual Incentive Plan ("AIP") payments.
Concentration risk
A significant portion of the Company's AUM and its investments are focused on the natural resource sector, and in particular, precious metals and critical materials related investments and transactions. In addition, from time-to-time, certain investments may be concentrated to a material degree, in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at December 31, 2025. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks
Confidentiality of information
Confidentiality is essential to the success of the Company's business, and it strives to consistently maintain the highest standards of trust, integrity and professionalism. Account information is kept under strict control in compliance with all applicable laws, and physical, procedural, and electronic safeguards are maintained in order to protect this information from access by unauthorized parties. The Company keeps the affairs of its clients confidential and does not disclose the identities of clients (absent expressed client consent to do so). If a prospective client requests a reference, the Company will not provide the name of an existing client before receiving permission from that client to do so.
Conflicts of interest
The Company established a number of policies with respect to employee personal trading. Employees may not trade any of the securities held or being considered for investment by any of the Company's funds without prior approval. In addition, employees must receive prior approval before they are permitted to buy or sell securities. Speculative trading is strongly discouraged. All employees must comply with the Company's Code of Ethics. The code establishes strict rules for professional conduct including the management of conflicts of interest.

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Independent review committee
In accordance with National Instrument 81-107 - Independent Review Committee for Investment Funds (“NI 81-107”), all publicly offered investment funds in Canada are required to maintain an Independent Review Committee (“IRC”) responsible for reviewing and approving conflict of interest matters. The Company has established an IRC for its Canadian public funds and implemented written policies and procedures for identifying, managing, and documenting conflicts. The Company also provides the IRC with the necessary support to carry out its responsibilities. The IRC consists of three independent members and is required to conduct annual self‑assessments and report on its activities to both the Company and the security holders of the public funds.

Insurance
The Company maintains appropriate insurance coverage for general business and liability risks as well as insurance coverage required by regulation. Insurance coverage is reviewed periodically to ensure continued adequacy.
Internal controls and procedures
Several of the Company's subsidiaries operate in regulated environments and are subject to business conduct rules and other rules and regulations. The Company has internal control policies related to business conduct. They include controls required to ensure compliance with the rules and regulations of relevant regulatory bodies including the Ontario Securities Commission ("OSC"), the Canadian Investment Regulatory Organization, Financial Industry Regulatory Authority ("FINRA") and the U.S. Securities and Exchange Commission ("SEC").
Enterprise risk management
The starting point to any enterprise risk management (“ERM”) program is the articulation of a risk appetite, which is the amount and types of risk the Company is willing to accept in its pursuit of business objectives. A company’s risk appetite is the bedrock upon which an ERM framework is established.
The Company's risk appetite is primarily based on specific regulatory and legal environment considerations, general corporate sustainability, the need for sound capital adequacy and treasury management processes, the preservation of its positive reputation among current and future stakeholders, the natural expectation of its shareholders that it takes appropriate and reasonable levels of risk in its various business segments to maximize shareholder returns and its overall desire to be good corporate citizens as part of its organizational culture and core values. The aforementioned considerations formed the basis for the Company's risk appetite statements noted below:

•Regardless of loss probability, we will only accept inherent or residual risks that we have a proven, demonstrable ability to understand, diligently manage on an ongoing basis and thoroughly consider and balance relative to the outcomes; and

•Our risk appetite is low regarding any actions or inactions that could materially jeopardize the Company’s reputation, purpose and values or commitment to its stakeholders. Furthermore, at no point would we ever accept existential inherent or residual risks, regardless of loss probability or profit upside.

The ERM process involves a comprehensive drill down through the organization to its constituent parts to identify all salient risks and evaluate them through the lens of our risk appetite. The following is a summary of the ERM steps used to filter organizational risks through our risk appetite:

•Identify all major processes within each business segment (and enterprise shared services function supporting them);

•Identify materially relevant inherent risks (both quantitative and qualitative), that may arise in each major process area;

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•Rate each inherent risk (in the absence of internal controls) based on the degree of event probability and impact to the organization;

•Determine our risk tolerance for each inherent risk previously identified and rated (in the specific context of our overall risk appetite);

•Identify internal controls in place (or needed) to mitigate the inherent risks down to the appropriate “residual level” (i.e. determine the post-controls risk rating and compare it to our predetermined risk tolerance level). We stratify our internal controls universe using the “three lines of defense” approach recommended by the Institute of Internal Auditors prior to evaluating the effectiveness of internal controls;

•Compare all residual risk ratings to their corresponding risk tolerance level to ensure the risk is being appropriately managed (i.e. there are a sufficient number of, and appropriate types of, internal controls in place to manage the risk in light of our risk tolerance), and if not, take further action; and

•Test, document and report on the effectiveness of the ERM program in managing risks within the boundaries of our risk appetite.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.

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